UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated June 28, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Sibanye-Stillwater to address safety and other issues on a call on Monday, 2 July 2018
Johannesburg, 28 June 2018: Sibanye-Stillwater (JSE: SGL & NYSE: SBGL) management will host a conference call to address the recent safety incidents and other relevant issues on Monday, 2 July 2018 at 16:00 CAT (10:00 EST).
We encourage you to pre-register for the call. Please click on the link below to register and the dial-in details will be emailed to you:
http://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=2597219&link
SecurityString=e65a0f70

Replay numbers and codes:
South Africa: 010 500 4108
UK: 0 203 608 8021
Australia: 073 911 1378
USA: 1 412 317 0088
International: +27 10 500 4108
Replay Access Code: 14902
(Available 1 hour after the end of the conference).
For more information, please email Carol Smith at carol.smith@sibanyestillwater.com
Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section
27A of the U.S. Securities Act of 1933 and the “safe harbour” provisions of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”,
“unlikely”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond
Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group’s Annual
Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-
35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: June 28, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer